Jerry A. Warren Attorney At Law Writer direct (405) 552-2224 Fax (405) 228-7424 jerry.warren@mcafeetaft.com
January 7, 2009
VIA EDGAR
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Re:	OOK, Inc.

File No.’s 333-149507 & 811-22189
Ladies and Gentlemen:
     On behalf of OOK, Inc. (the “Company”), pursuant to Rule 472 under the Securities Act, we are filing a third pre-effective amendment to the registration statement on Form N-1A for OOK, Inc. (the “Fund”) originally filed on March 3, 2008. The amended registration statement includes all of the modifications requested pursuant to previous comment letters as well as the following additional modifications:
1.	References throughout the registration statement to the AMEX have been changed to reflect the fact that the Fund shares will be listed on the NYSE Arca, Inc.

2.	On Page One: under “What is the Spade® Oklahoma Index and How it is Created and Maintained,” Page Sixteen: under “Information About the Spade® Oklahoma Index and the Index Administrator” and Page Seventeen: under “Index Construction” we have modified the definition of liquidity under the criteria for inclusion in the Spade® Oklahoma Index to require $500,000, instead of $1,000,000, in trading value on average over the preceding three.

3.	We have updated the information about the independent directors to reflect the fact that Ernest Frank Parrish will be serving as an independent directors instead of Clarence R. Wright, III.

4.	We have, among other things, also made revisions to the N-1A to complete information missing from previous filings and to add Exhibits P(3), I(1) and Q(1).

     We greatly appreciate your help on this matter.

Sincerely,

Jerry A. Warren

JAW/ck